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TELEX COMMUNICATIONS INTERMEDIATE HOLDINGS LLC
TELEX COMMUNICATIONS, INC.
12000 Portland Avenue South
Burnsville, MN 55337 USA
Telephone 952-884-4051
Fax 952-884-0043


                                                                January 13, 2006


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


             Re:      Telex Communications Intermediate Holdings, LLC
                      File No. 333-115009
                      Telex Communications, Inc.
                      File No. 333-112819
                      Form 10-K for the fiscal year ended December 31, 2004 Filed March 24, 2005


Dear Mr. Spirgel:

         I received your letter dated December 13, 2005 in which you commented on our Form 10-K for the fiscal year ended December 31, 2004 and requested a response within 10 business days. I spoke with one of your staff members, Ms. Kathryn Jacobson, and filed a letter requesting an extension of time until January 13, 2006 to send in responses.

         Please note that the SEC file number for Telex Communications, Inc. cited in your letter is the file number of a predecessor corporation. The correct SEC file number for the currently existing company is noted above.

         I have completed our responses to your comments and attach them for your review. I can be reached at (952) 736-4254 if you have further questions.

         The company acknowledges that:

         o the company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg W. Richter

Greg W. Richter
Vice President and Chief Financial Officer


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Telex Communications Intermediate Holdings, LLC
File No. 333-115009
Telex Communications, Inc.
File No. 333-112819
Form 10-K for the fiscal year ended December 31, 2004
Filed March 24, 2005


Telex has reviewed the SEC's comments and we would propose to incorporate certain additional disclosure information in our Form 10-K for the year ended December 31, 2005, which we currently expect to file on or about March 24, 2006.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

NOTES TO SELECTED FINANCIAL DATA, PAGE 12

1. Please see EBITDA and footnote (g). Your definition of EBITDA does not conform to the commonly understood definition of EBITDA. Thus, it is not appropriate to label it EBITDA. Rather, you must call it something other than EBITDA and use a name that clearly describes all adjustments. We also note that you also use your non-GAAP measure labeled as EBITDA to evaluate liquidity. Since you use EBITDA to evaluate liquidity, reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities. Please expand to disclose the substantive reasons why you believe the presentation of EBITDA provides useful information to investors regarding your liquidity and results of operations. Your discussion should, at a minimum, disclose the following:

     o the manner in which you use EBITDA to conduct or evaluate your business;

     o    the economic substance behind your decision to use EBITDA;

     o the material limitations associated with the use of EBITDA as compared to the use of the most directly comparable GAAP measures, cash flows from operating activities and net income (loss) before cumulative effect of accounting change; and

     o    the manner in which you compensate for these limitations when using
          EBITDA.

RESPONSE:
We have provided a detailed definition of how we determine EBITDA for our reporting purposes. The calculation reflects how management and our Board have consistently looked at EBITDA. We include a reconciliation of (Loss) income before cumulative effect of an accounting change to EBITDA. Given our debt structure, significance of non-cash items, and the importance of providing information relative to the cash available for debt service, the Company and our debt holders have always been focused on our EBITDA. In future filings we would propose to expand our disclosure to show a reconciliation of our (loss) income before cumulative effect of an accounting change to EBITDA and then show additional reconciling items to compute an Adjusted EBITDA. We would define and refer to Adjusted EBITDA as appropriate.


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Our discussion on "Liquidity and Capital Resources" (pages 19-21) makes no reference to EBITDA and includes discussion based on the more traditional measures of operating activities, investing activities and financing activities.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 12

2. You disclose that your discussions are "provided solely with respect to Telex and its subsidiaries" including a discussion of interest expense for Intermediate. We note that Telex is a wholly-owned subsidiary of Intermediate. Revise to present your discussion and analysis of financial condition and results of operations. Also, present a narrative discussion of Telex under General Instruction (I)( 1 )(2)(a) of the Form 10-K.

RESPONSE:
The operating results of Telex Communications, Inc. (Inc.) and Telex Communications Intermediate Holdings, LLC (Intermediate) are the same except for the incremental interest expense on the incremental debt at Intermediate and a small amount ($34k) of incremental general and administrative expense at Intermediate. We considered approaching our discussion of results of operations from the viewpoint of Inc., the operating entity, or from Intermediate. We selected Inc.'s viewpoint since it comprises essentially all of the operating results and not to mislead the reader into thinking that Intermediate had operations other than those of Inc. We believe the readers of the combined financial statements are focused on the operating results of Inc. to determine the overall performance of the companies. We also believe it was easier for the reader to understand the incremental impact of Intermediate than to take the viewpoint from Intermediate and then discuss the decrease in expenses to reconcile to Inc.


We believe we were clear to the reader of the financial statements in our introductory paragraphs on page 13 that the discussion was focused on Inc. and we noted that the differences between the two entities were attributable to interest expense. We also included a separate paragraph discussing the incremental interest expense of Intermediate.

We believe our management's discussion of results of operations is appropriate and would propose to continue to present from the viewpoint of Inc. and calling attention to the significant incremental items that impact Intermediate.

We have reviewed General Instruction (I)(1)(2)(a) of Form 10-K and have concluded that while it is applicable to our situation we believe our discussion is appropriate and understandable given the direct relationship of revenue and expense levels for Inc. and Intermediate.


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GROSS PROFIT, PAGE 16

3. Please identify the significant high margin products sold by your segments which have contributed towards your improved gross margins.

RESPONSE:
Telex has provided information required by S-K Item 303(a)(3) regarding results of operations. We have not in the past disclosed gross profit data separately for the significant high margin products sold by our business segments because of the highly competitive and fragmented nature of our markets. We believe that disclosing specific product based information would provide data that could be used by our competitors to their advantage. While we believe in fair and accurate disclosure, we do feel that certain information is sensitive and for this reason do not list the products that provide higher margins to Telex.

We provide the readers of the 10-K descriptions of the types of products included in each business segment on pages 4-6 to allow further understanding of the results. We propose no changes to our current disclosure.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS, PAGE 21

4. Please disclose the scheduled interest payments due on your long-term debt.

RESPONSE:
Rule S-K Item 303(a)(5) requires Telex to provide information regarding contractual obligation in a tabular format for the items spelled out in the contractual obligation table within S-K Item 303(a)(5). The table included in our 2004 Form 10-K did disclose long-term debt obligations but did not include the scheduled interest payments due on the long-term debt. We interpreted S-K
Item 303(a)(5)(ii)(A) definition of long-term debt obligation to mean the principal obligations. We also reviewed the reference to a payment obligation under FASB Statement of Financial Accounting Standards No. 47 "Disclosure of Long-Term Obligations" (FAS 47) to clarify whether the scheduled interest payments need be disclosed in the table. FAS 47 focuses on disclosure of unconditional purchase obligations and does not describe interest payments on long-term debt as an obligation requiring disclosure.

We would propose that we include the scheduled cash interest payments due on long-term debt in our disclosure of contractual obligations in our Form 10-K for 2005.


OFF-BALANCE SHEET ARRANGEMENTS, PAGE 21

5. We note your disclosure that DRF 12000 Portland LLC ("LLC") "is not a variable interest entity." Please provide us with a detailed discussion of the factors discussed in paragraph 5 of FIN 46R regarding your determination.


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RESPONSE:
Telex prepared a detailed analysis of its investment in DRF 12000 Portland LLC to evaluate whether it was required to consolidate the financial statements of DRF 12000 Portland LLC. We have determined that consolidation is not necessary as none of the conditions are met under FIN 46(R) paragraph 5a, b or c. The following factors have been evaluated in reaching this decision:

         5a. The equity investment at December 31, 2004 totaled $815,000 while the expected loss is $111,000, using the expected loss calculation defined in FIN 46(R). This calculation was based on the probability of occurrence of the present value of expected cash flows through May 2010, which is the last year of the current lease agreement. The equity investment consists only of our initial cash investment, and Telex and the other 50% owner, who is the general manager, share equally in the profits and losses. There are no equity interests in the entity other than the initial cash investments of Telex and the other owner. The funds for the cash investments made by Telex and the other owner were not provided to either investor by the entity or by other parties involved with the entity and the cash investments were not financed by the entity or any other parties involved with the entity.

         5b. Telex and the other owner make the decisions pertaining to the entity with each investor controlling a 50% voting right. Telex and the other owner are obligated to absorb the expected losses. There is no protection from expected losses or a guaranteed return by the entity or other parties involved with the entity. Telex and the other 50% owner have the right to receive the expected residual returns of the entity, if any. The return is not capped by the entity's governing documents or by any other arrangement.

         5c. Telex and the other 50% owner's voting rights and rights to receive residual returns are proportional to the voting rights. In addition, the entity's activities are not conducted on behalf of an investor that has disproportionately few voting rights.


NOTE 11. ENVIRONMENTAL MATTERS, PAGE 61

6. We note your disclosures on the Mark IV sites. Please tell us the nature of your de minimis responsible party obligations and why you are not providing more detailed disclosures about these sites under FAS 5, SOP 96-1 and SAB 5(Y). Also, tell us the following:

     o The amounts included in your balance sheet for any anticipated recoveries from insurers and/or Mark IV under the indemnification agreement;

     o The accrual for the environmental remediation loss contingencies. If any portion of the accrued obligation is discounted, tell us the undiscounted amount of the obligation;

     o The reasonably possible loss exposure in excess of the amount accrued, if any; and

     o Any liability for the contamination that may exist within the manufacturing facility (specifically excluded from the indemnification agreement).


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RESPONSE:
The Telex de minimus responsibility obligations related to the Mark IV sites are based on the contract for our 1996 purchase from Mark IV Industries, Inc. (Mark
IV) of the common stock of, among other entities, Electro-Voice, Incorporated, the company that owned and operated these properties. The purchase agreement obligated Mark IV (a Delaware corporation) and Mark IV PLC (a United Kingdom corporation) to, jointly and severally, indemnify, defend and hold harmless the buyer (Telex) from any environmental liabilities, obligations, losses, damages, litigation, penalties and expenses including those for the following sites:

     a. Contamination testing, monitoring, remediation of dry well and lagoon at the Buchanan, Michigan facility;

     b. Contamination testing, monitoring, remediation, excavation, back fill of plating and process residues in soil and groundwater at the Sevierville, Tennessee facility; and

     c. Monitoring, remediation and excavation resulting from groundwater contamination at the Newport, Tennessee facility.

A letter received in late 1996 further clarified Mark IV's obligations stating that it would be solely responsible for (i) the defense and management of any and all losses (including any and all actions, activities, arrangements, negotiations, reports, containments, investigations, samplings, monitoring, feasibility studies, remedial activities, removals, disposals, treatments, post-remedial monitoring and meetings and negotiations with all affected governmental agencies related to such losses and (ii) payment of any losses related to the foregoing.

Mark IV has performed under this arrangement with respect to these properties for the past eight years with no expenses incurred by Telex, other than those that Telex voluntarily assumed.

We currently own the Buchanan, Michigan site and ceased manufacturing activities in this facility in 2002. The Sevierville, Tennessee facility was sold in 2002 and the Newport, Tennessee facility was sold in 2003.

Contamination testing and monitoring continues at Buchanan. Telex is responsible for any contamination that may exist within the manufacturing facility and environmental studies indicate no exposure or remediation necessary at this time.

Telex has agreed to indemnify the purchasers of the Newport property until a "No Further Action" notice is received from the Tennessee Department of Environment and Conservation (TDEC). We have not received a No Further Action notice to date. The Sevierville property received a No Further Action notice from TDEC in 2001 in relation to contaminated soils. Mark IV is continuing to monitor groundwater readings at Sevierville.


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We have reviewed FAS 5, SOP 96-1 and SAB 5(Y) and believe our balance sheet properly reflects the following:

     a. We have not included any amounts for anticipated recoveries from Mark IV under the indemnification agreement since Mark IV, per the letter received in 1996, is solely responsible and has, in fact, directly paid for the losses incurred.

     b. We do not have any accrual for environmental remediation loss contingencies. We applied the accounting literature to our most recent environmental studies and determined that an environmental remediation loss contingency is remote given that Mark IV has assumed direct responsibility for the remediation as per the contractual arrangement.

     c. The Buchanan remediation responsibility is Mark IV's per contractual arrangement and Telex believes it does not have any reasonably possible loss exposure.

     d. No liability has been recorded for any contamination within the Buchanan manufacturing facility. Telex management does not intend to and has not disturbed the floor of the Buchanan facility. There is no environmental remediation exposure at the present time based on third party environmental evaluations.



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